                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              Amendment No. __ /*/

                          New Generation Holdings, Inc.
       -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    64446R108
       -----------------------------------------------------------------
                                 (CUSIP Number)

                                   Jacques Mot
                                ================
       -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 7, 2005
       -----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D

CUSIP No. 64446R108
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Jacques Mot

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a) [ ]
                    (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS

      PF

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Switzerland (nationality)

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                         7    SOLE VOTING POWER
     NUMBER OF
                              37,690,506
     SHARES              -------------------------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY
                              0
     OWNED BY            -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH

     REPORTING                37,690,506
                         -------------------------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER

     WITH                     0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                              37,690,506
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                  [  ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45%
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14   TYPE OF REPORTING PERSON*

          IN
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ITEM 1. SECURITY AND ISSUER.

      This Schedule 13D relates to the Common Stock, par value $0.001 (the
"Common Stock"), of New Generation Holdings, Inc. (the "Issuer").

      The address of the Issuer's principal executive office is c/o 245 Park
Avenue, New York, NY 10167.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) The person filing this statement is Jacques Mot.

      (b) Mr. Mot business address is c/o 245 Park Avenue, New York, NY 10167.

      (c) Mr. Mot is presently employed as the Issuer's President and CEO and is also a member of its Board of Directors. The principal business and address of the business in which such employment is conducted is c/o 245 Park Avenue, New
York, NY 10167.

      (d) During the last five years, Mr. Mot has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Mr. Mot has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Mot being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Mot is a citizen of Switzerland (nationality).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Pursuant to a Debt Exchange Agreement dated December 7, 2005 among Mr.
Mot, the Issuer and its wholly owned subsidiary New Generation Plastic, Inc.
("NGP"), Mr. Mot was issued a Convertible Promissory Note in the original principal amount of $753,304 representing outstanding amounts owed to him under his Consulting Agreement with the Issuer through December 31, 2004. The
Convertible Promissory Note bears interest at a rate of 10% per annum, is payable on demand and is convertible at the option of Mr. Mot into shares of the
Issuer's Preferred Stock, or into shares of NGP Preferred Stock, subject to certain conditions. The conversion rate under the Convertible Promissory Note is
$1.507 per share of Preferred Stock (whether NGH or NGP) and each share of
Preferred Stock is convertible into 73 shares of Common Stock subject to adjustment for stock splits, stock dividends or similar transactions. As the
Convertible Promissory Note is payable on demand and may be converted by Mr. Mot at any time, Mr. Mot beneficially owns 37,690,506 shares of Common Stock
(including the 100,000 shares and immediately exercisable options to purchase
1,100,000 shares he owned prior to the issuance of the Convertible Promissory
Note).

ITEM 4. PURPOSE OF TRANSACTION.

      Mr. Mot is the Issuer's President and CEO and acquired the Convertible
Promissory Note in exchange for fees due to him under his Consulting Agreement with the Company. Mr. Mot intends to continue with the Issuer's existing business and does not have any plans or proposals which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (ix) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) Mr. Mot beneficially owns in the aggregate 37,690,506 shares of Common
Stock including 36,490,506 shares issuable upon conversion of the Preferred
Stock underlying the Convertible Promissory Note and immediately exercisable options to purchase 1,100,000 shares of Common Stock at a purchase price of
$1.18. Accordingly, under the beneficial ownership rules, Mr. Mot shares represent approximately 45% of the Issuer's Common Stock.

      (b) Mr. Mot has the sole power to vote all of the shares of Common Stock beneficially owned by him.

      (c) Within the past 60 days, Mr. Mot has not made any transactions in the
Common Stock other than the acquisition which is the subject of this filing.

      (d) No persons, other than Mr. Mot, has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Mr. Mot.

      (e) NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships between Mr. Mot and any person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A Debt Exchange Agreement between the Issuer, NGP and Mr. Mot dated December 7, 2005

      Exhibit B Convertible Promissory Note by the Issuer in favor of Mr. Mot dated December 7, 2005.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: December 9, 2005

                                                /s/ Jacques Mot
                                                -------------------------------
                                                Jacques Mot
EXHIBIT A

DEBT EXCHANGE AGREEMENT

DEBT EXCHANGE AGREEMENT (this "Agreement"), dated as of December 7, 2005, by and between NEW GENERATION HOLDINGS, INC., a Delaware corporation (“NGH”), NEW GENERATION PLASTIC, INC., a Delaware corporation wholly owned by NGH ("NGP") and JACQUES MOT, the Chief Executive Officer of NGH ("JM").

W I T N E S S E T  H:

WHEREAS, NGH is indebted to JM in the amount of $753,304.27 representing fees owed to JM under his Consulting Agreement with the Company (the "JM Agreement") through December 31, 2004 (the “NGH Debt”);

WHEREAS, NGP is indebted to NGH in the amount of $3,978,682.18 (the “NGP Debt”);

WHEREAS, NGH had been dormant with no business activities for more than two (2) years;

WHEREAS, through the efforts of JM, the Company has survived and raised additional funds in an effort to revive its dormant plastic business through NGP;

WHEREAS, in order to recognize the significant efforts of JM in attempting to revive the Company's business and continue to retain his services, the parties desire to reward JM with an increased equity stake in the Company by exchanging the NGH Debt owed to JM for a Convertible Promissory Note in the original principal amount of the NGH Debt which note shall be convertible into shares of NGH or NGP Preferred Stock, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.    EXCHANGE OF DEBT.  The parties agree that, upon the execution and delivery of this Agreement, NGH will issue JM a Convertible Promissory Note substantially in the form of Exhibit A attached hereto in the amount of NGH Debt (the "Convertible Note"). The Convertible Note shall be convertible, at the option of JM, into shares of Series A Preferred Stock of either: (i) NGH at a conversion price of $1.507 per share; or (ii) NGP at a conversion price of $1.507 per share subject to the conditions set forth in Section 2 below. In the event that JM elects to convert the Convertible Note into shares of NGH Preferred Stock the NGH Debt owed to JM shall be deemed satisfied in full with no further obligation from NGH to JM. In the event that JM elects to convert the Convertible Note into shares of NGP Preferred Stock the NGP Debt owed to NGH and the NGH Debt owed to JM shall each be deemed satisfied in full with no further obligation from NGH to JM and no further obligation from NGP to NGH. Upon execution of this Agreement and issuance of the Convertible Note, JM shall return the JM Note (or an affidavit of loss in lieu thereof) to NGH for cancellation. Nothing contained herein shall affect JM's right to receive additional fees under the JM Agreement that become due following the date of this Agreement.

2.    CONDITIONS.

JM's option to convert principal and interest under the Convertible Note into shares of NGP Preferred Stock pursuant to Section 1 shall be subject to the satisfaction of the following conditions:

      (i)    The stockholders of NGH shall have approved the "spinoff" of NGP to the shareholders of NGH on or before June 30, 2006; and

(ii)    NGP shall have become a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

3.    REPRESENTATIONS AND WARRANTIES OF THE PARTIES; COVENANTS.

(a)    NGP represents and warrants that the NGP Debt owed to NGH is a valid debt, not subject to offset or counterclaim of any nature. NGH represents and warrants that the NGH Debt owed to JM is a valid debt not subject to offset or counterclaim of any nature. NGH represents and warrants that this Agreement has been duly authorized by its Board of Directors, including its Independent Director, and that this Agreement is binding and enforceable against it in accordance with its terms. Following execution of this Agreement, NGH shall seek stockholder approval of the “spinoff” of NGP once NGH is current in its Exchange Act filings. NGP represents and warrants that this Agreement has been duly authorized by its Board of Directors, including its Independent Director, and by its stockholders. In addition, NGP represents and warrants that the shares of NGP Preferred Stock issuable to JM upon the conversion of the Convertible Promissory Note will be fully paid, validly issued and non-assessable. JM represents that this Agreement is binding and enforceable against him in accordance with its terms.

(b)    NGH and NGP each covenant and agree that promptly following a request by JM, such company shall file documents or instruments necessary or appropriate to adopt Preferred Stock terms substantially in the form of Exhibit B attached hereto. NGH covenants and agrees to submit this Agreement to its stockholders for ratification at its next stockholders meeting. In the event that either NGH or NGP proposes to register any of its securities under the Securities Act of 1933, as amended, whether for its own account or for the account of holders of its securities (except with respect to registration statements on Forms S-4, S-8 or any successor or similar form or “Rule 145” transactions), the Company shall provide JM with prior written notice and JM shall have the right to include any shares of Common Stock underlying Preferred Stock issued pursuant to this Agreement and/or the Convertible Note in such registration; provided, however, if any particular registration to be effected by NGH or NGP shall be, in whole or in part, an underwritten public offering of Common Stock for the account of NGH or NGP, as applicable, the number of shares of JM's Common Stock to be included in such an underwriting may be reduced pro rata among JM, the Company and/or the other holders of NGH or NGP Common Stock requesting inclusion in such registration and if, and to the extent that the managing underwriter shall be of the opinion that the inclusion of all of the shares requested to be included in such underwriting by JM would materially and adversely affect the marketing of the Common Stock to be sold by the Company under such registration statement.

4.    LAW APPLICABLE. This Agreement shall be governed by and construed pursuant to the laws of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

5.    SEVERABILITY. If any provision of this Agreement shall be held to be invalid or unenforceable, and is not reformed by a court of competent jurisdiction, such invalidity or unenforceability shall attach only to such provision and shall not in any way affect or render invalid or unenforceable any other provision of this Agreement, and this Agreement shall be carried out as if such invalid or unenforceable provision were not contained herein.

6.    NO WAIVER. A waiver of any breach or violation of any term, provision or covenant contained herein shall not be deemed a continuing waiver or a waiver of any future or past breach or violation. No oral waiver shall be binding.

7.    ENTIRE AGREEMENT; AMENDMENT. This Agreement constitutes the entire agreement between the parties and supersedes all prior understandings or agreements, whether written or oral, with respect to the subject matter hereof. No amendment or modification of this Agreement shall be valid unless it is in writing and signed by each party.

8.    COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument and it shall not be necessary in making proof of this agreement to account for all such counterparts.

[Signature page to Debt Exchange Agreement]

IN WITNESS WHEREOF, the undersigned have hereunto set their hands to this Agreement as of the day and year first above written.

NEW GENERATION HOLDINGS, INC.

By:  /s/ Jacques Mot

Name: Jacques Mot
Title:   President and CEO

NEW GENERATION PLASTICS, INC.

By:  /s/ Jacques Mot

Name: Jacques Mot
Title:   President and CEO

JACQUES MOT

Exhibit A
Form of Convertible Promissory Note

See Attached

Exhibit B
Form of Preferred Stock Terms

Section II. Preferred Stock.   The designation of the series of Preferred Stock created hereby is Series A Preferred Stock and the number of shares constituting such series is One Million (1,000,000) (the "Series A Preferred Stock" or the "Preferred Stock"). The powers, privileges, preferences, rights, restrictions of, and other matters relating to the Series A Preferred Stock, are as follows:

1.    Dividends.

When and as declared by the Corporation’s Board of Directors and to the extent permitted under the General Corporation Law of Delaware, the Corporation shall be obligated to pay preferential dividends to the holders of the Series A Preferred Stock prior and in preference to Common Stock as provided in this Section II.1. Dividends on each share of the Series A Preferred Stock (a “Series A Share”) shall accrue at the rate of 8% per annum, compounded quarterly, on the sum of the Series A Liquidation Preference thereof plus all accumulated and unpaid dividends thereon from and including the Date of Issuance of such Series A Share to and including the first to occur of (i) the date on which the Series A Liquidation Preference of such Series A Share, plus all accrued and unpaid dividends thereon, is paid to the holder thereof in connection with the liquidation of the Corporation, (ii) the date on which such Series A Share is converted into shares of Common Stock hereunder or (iii) the date on which such Series A Share is otherwise acquired by the Corporation. Such dividends shall accrue whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends, and such dividends shall be cumulative such that all accrued and unpaid dividends shall be fully paid or declared with funds irrevocably set apart for payment before any dividends, distributions, redemptions or other payments may be made with respect to any Common Stock.

To the extent not paid on March 31, June 30, September 30, and December 31 of each year, with respect to each Series A Share (the “Dividend Reference Dates”), all dividends which have accrued on each Series A Share outstanding during the three-month period (or other period in the case of the initial Dividend Reference Date) ending upon each such Dividend Reference Date shall be accumulated and shall remain accumulated dividends with respect to such Share until paid to the holder thereof.

Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of dividends then accrued with respect to the Series A Preferred, such payment shall be distributed, pro rata among the holders of Series A Preferred based upon the preferences set forth in Section II.1(a) above and based upon the aggregate accrued but unpaid dividends on the Shares held by each such holder.

In the event that the Corporation declares or pays any dividends upon the Common Stock (whether payable in cash, securities or other property) other than dividends payable solely in shares of Common Stock, the Corporation shall also declare and pay to the holders of the Series A Preferred Stock at the same time that it declares and pays such dividends to the holders of the Common Stock, the dividends which would have been declared and paid with respect to the Common Stock issuable upon conversion of the Series A Preferred Stock had all of the outstanding Series A Preferred Stock been converted immediately prior to the record date for such dividend, or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends are to be determined.

2.    Liquidation Preference.

(a)    In the event of any liquidation, dissolution, Deemed Liquidation (as hereinafter defined) or winding up of the Corporation, whether voluntary or involuntary (a “Liquidation Event”), the holders of the Series A Preferred Stock, shall be entitled to receive, prior and in preference to any distribution of any of the assets, capital or surplus funds of the Corporation to the holders of the Company's Common Stock, an amount per share equal to $1.507 per share of Series A Preferred Stock (as adjusted for any stock dividends, combinations, splits or the like with respect to such share) (the “Series A Liquidation Preference”) If upon the occurrence of a Liquidation Event, (i) the assets, capital and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full Series A Liquidation Preference, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the aggregate Series A Liquidation Preference each such holder is otherwise entitled to receive or (ii) after payment to the holders of the Series A Preferred Stock their full Series A Liquidation Preference there shall remain assets, capital or funds of the Corporation legally available for distribution to the holders of the Corporation’s Common Stock, then unless the assets of the Corporation are not being liquidated in connection with such Liquidation Event, the holders of the Series A Preferred Stock shall be entitled to receive a distribution of such remaining assets, capital or funds ratably with the holders of the Common Stock as if such Series A Preferred Stock had been converted into Common Stock.

(b)    A “Deemed Liquidation” shall mean (A) the acquisition of the Corporation by another entity or the acquisition of another entity by the Corporation by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, or consolidation other than any merger effected exclusively for the purpose of changing the domicile of the Corporation) or a sale of all or substantially all of the assets of the Corporation unless, in the case of any such transaction, series of transactions or sale, the Corporation’s stockholders of record as constituted immediately prior to such transaction, series of transactions or sale shall, immediately after such transaction, series of transactions or sale (by virtue of securities issued as consideration for the Corporation’s securities or otherwise) hold more than 50% of the voting power and economic interest of the surviving or (in the case of a sale of all or substantially all of the assets of the Corporation) acquiring entity in the same proportions among such stockholders as held by them, and with the same relative powers, privileges, preferences, rights and restrictions as among themselves and as against the Corporation as, immediately prior to such transaction, series of transactions or sale, or (B) a transaction or series of transactions in which a person or group of persons (as defined in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) acquires or following which has acquired beneficial ownership (as determined in accordance with Rule 13d-3 of the Exchange Act) of 50% or more of the voting power or economic interest of the Corporation.

(c)    In the event of any Deemed Liquidation, if the consideration received is other than cash, its value shall be deemed to be its Current Market Price (as such term is defined herein). The consideration to be received by the holders of Series A Preferred Stock in any such transaction shall be of the same type (cash, securities or other property) and in the same proportion, as is payable to holders of Common Stock as a result of the transaction unless the holders of a majority of the outstanding shares of Series A Preferred Stock consent otherwise.

(d)    The Corporation shall give each holder of record of Series A Preferred Stock written notice of an impending Liquidation Event not later than thirty (30) days prior to the stockholders’ meeting called to approve such transaction, or thirty (30) days prior to the consummation of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Event. The initial notice shall describe the material terms and conditions of the impending Liquidation Event and the provisions of this Section II.2, and the Corporation shall thereafter give such holders prompt notice of any material changes. The Liquidation Event shall not be consummated sooner than the later of thirty (30) days after the Corporation has given the first notice provided for herein or ten (10) days after the Corporation has given notice of any material changes to such impending transaction; provided, however, that such periods may be shortened upon the written consent of the holders of at least 67% of the Series A Preferred Stock.

(e)    Notwithstanding the foregoing, in the event of any Liquidation Event, each holder of Series A Preferred Stock shall be entitled to receive the amount such holder would have received under Section II.2(a).

(f)    Except as provided in Section II.2(c) with respect to a Deemed Liquidation, any amounts payable to the holders of the Series A Preferred Stock this Section II.2 shall be payable in cash.

(g)    For purposes hereof, the “Current Market Price” of any asset other than cash means:

(i)    in the case of a publicly traded security, the average of the daily closing prices for such security for the 20 consecutive business days commencing 20 business days before the date of determination, in which case the closing price for each day shall be (x) the last reported sales price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the principal national securities exchange on which such security is listed or admitted to trading, or (y) if not listed or admitted to trading on any national securities exchange, the average of the highest reported bid and lowest reported asked prices as furnished by the National Association of Securities Dealers, Inc.’s Automated Quotation System, or the nearest comparable system; provided that in the event that the security for which the Current Market Price is to be determined is subject to any restriction on free marketability, then the method of valuation of such security shall be to take an appropriate discount from the Current Market Price as determined above to reflect the approximate fair market value thereof and if the holders of a majority of the Series A Preferred Stock shall object to the amount of such discount, such objection shall be resolved by an independent appraiser as provided in (ii) below and such appraiser’s determination of value shall be final, conclusive and binding on the Company and the holders of Series A Preferred Stock; and

(ii)    in the case of any other asset, as determined in good faith by the Board of Directors; provided that if the holders of a majority of the outstanding Series A Preferred Stock object to such determination by the Board of Directors, the Board of Directors shall retain an independent appraiser reasonably satisfactory to such holders and such appraiser’s determination of value shall be final, conclusive and binding on the Company and the holders of Series A Preferred Stock.

3.    Redemption.

The Series A Preferred Stock shall not have any redemption or similar rights.

4.    Voting Rights.

Each holder of shares of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock may then be converted and shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise expressly provided herein or as required by law, voting together with the Common Stock as a single class) and shall be entitled to notice of any stockholders’ meeting in accordance with the By-Laws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights shall be rounded upward to the nearest whole number. For avoidance of doubt, each reference herein to a percentage or other amount of shares of Series A Preferred Stock, the holders of which are entitled to consent rights, approval rights or other rights, shall be deemed to refer to such percentage or other amount of the voting power of such shares determined as provided above.

5.    Conversion.

The holders of the Series A Preferred Stock shall have conversion rights as follows:

(a)    Each share of Series A Preferred Stock along with the aggregate accrued and unpaid dividends thereon shall be convertible, at the option of the holder thereof, at any time and from time to time into the number of fully paid and non-assessable shares of Common Stock of the Corporation as is determined by dividing $1.507 aggregate accrued and unpaid dividends thereon by the Conversion Price in effect at the time of conversion; provided, that in no event shall the Series A Preferred Stock convert to an amount of Common Stock which when added to the existing outstanding Common Stock will exceed the amount of Common Stock authorized by the Company's Certificate of Incorporation. The Conversion Price at which shares of Common Stock shall be deliverable upon conversion of the Series A Preferred Stock shall initially be $.0206 per share (as adjusted for any stock dividends, combinations, splits or the like with respect to the Series A Preferred Stock). A holder of the Series A Preferred Stock may convert any or all of its shares at any time in accordance with this Section II.5.

(i)    Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Price upon written notice to the Corporation by the holder of such share of Series A Preferred Stock. In the case of any conversion pursuant to this Section II.5(a)(i) the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of the date of such notice, regardless of whether the shares of Series A Preferred Stock have been surrendered as of such date.

(b)    A holder of Series A Preferred Stock who elects to convert such shares into shares of Common Stock, shall surrender the certificate or certificates representing such shares of Series A Preferred Stock at the principal United States office of the Corporation, together with written notice that such holder elects to convert all or any number of the shares of the Series A Preferred Stock represented by such certificate or certificates. Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or its attorney duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent is referred to herein as the “Conversion Date”. The Corporation shall, as soon as practicable after the Conversion Date, issue and deliver to such holder, or to its nominee, at such holder’s address as shown in the records of the Corporation, a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash in lieu of any fractional shares, after aggregating all fractional shares as to which a holder shall have elected conversion. If less than all of the shares of Series A Preferred Stock represented by a stock certificate are converted into shares of Common Stock, the Corporation shall issue a new stock certificate in the amount of the shares not so converted.

(c)    No fractional shares of Common Stock shall be issued upon conversion of shares of Series A Preferred Stock and, after aggregating all fractional shares as to which a holder shall have elected conversion, any remaining fractional share to which the holder would otherwise be entitled shall be rounded up to the nearest whole number.

(d)    The Corporation shall at all times when any shares of the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series A Preferred Stock such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock.

(e)    All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding, and all rights with respect to such shares shall immediately cease and terminate on the applicable Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and the payment of any declared and unpaid dividends thereon. On the Conversion Date, the shares of Common Stock issuable upon such conversion shall be deemed to be outstanding, and the holder thereof shall be entitled to exercise and enjoy all rights with respect to such shares of Common Stock. All shares of Series A Preferred Stock, tendered for conversion shall, from and after the applicable Conversion Date, be deemed to have been retired and cancelled and shall not be reissued as Preferred Stock, and the Corporation may thereafter take such appropriate action as may be necessary to reduce accordingly the authorized number of shares of Preferred Stock.

(f)    The term “Conversion Price” shall mean, as of any time, the Conversion Price of the Series A Preferred Stock as applicable at that time, as specified in paragraph (a) of this Section II.5 in case no adjustment shall have been required, or such Conversion Price as adjusted and further adjusted pursuant to this paragraph (f) of this Section II.5, as the case may be.

(1)    If at any time the Corporation shall issue any shares of Common Stock or any Convertible Securities, Rights or Related Rights (each as herein defined) (such Convertible Securities, Rights or Related Rights being hereinafter referred to collectively as “Securities”) (other than a dividend or other distribution payable solely in Common Stock or such Securities) for a consideration per share of Common Stock (the consideration in each case to be determined in the manner provided in subparagraph (2) below) less than the Conversion Price in effect immediately prior to the issuance of such Common Stock or Securities, then the Conversion Price in effect immediately prior to each such issuance shall forthwith be reduced to a new Conversion Price equal to the lowest amount of consideration per share of Common Stock (to be determined in the manner provided in subparagraph (2) below) paid for such Common Stock or Securities.

(2)    For the purpose of any adjustment of the Conversion Price pursuant to this paragraph (f) of this Section II.5, the following provisions shall be applicable:

(a)    If the Corporation shall effect a subdivision of the outstanding Common Stock, the Conversion Price then in effect immediately before such subdivision shall be proportionately decreased. If the Corporation shall combine the outstanding shares of Common Stock, the Conversion Price then in effect immediately before the combination shall be proportionately increased. If the Corporation shall make or issue a dividend or other distribution payable in securities, then and in each such event provision shall be made so that the holders of shares of the Series A Preferred Stock shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the amount of securities that they would have received had their Series A Preferred Stock been converted into Common Stock on the date of such event and had they thereafter during the period from the date of such event to and including the Conversion Date, retained such securities receivable by them as aforesaid during such period giving effect to all adjustments called for during such period under this paragraph with respect to the rights of the holders of the Series A Preferred Stock. If the Corporation shall reclassify its Common Stock (including any reclassification in connection with a consolidation or merger in which the Corporation is the surviving corporation), then and in each such event provision shall be made so that the holders of Series A Preferred Stock shall receive upon conversion thereof, the amount of such reclassified Common Stock that they would have received had their Series A Preferred Stock been converted into Common Stock immediately prior to such reclassification and had they thereafter during the period from the date of such event to and including the Conversion Date, retained such reclassified Common Stock giving effect to all adjustments called for during such period under this paragraph with respect to the rights of these holders of the Series A Preferred Stock.

(b)    Whenever the Conversion Price shall be adjusted as provided in this Section II.5, the Corporation shall forthwith provide notice of such adjustment to each holder of shares of the Series A Preferred Stock, a statement, certified by the chief financial officer of the Corporation, showing in detail the facts requiring such adjustment and the Conversion Price that shall be in effect after such adjustment. The Corporation shall send such notice and statement by first class mail, postage prepaid, to each holder of record of Series A Preferred Stock at such holder’s address as shown in the records of the Corporation.

(c)    If a state of facts shall occur which, without being specifically controlled by the provisions of this Section II.5, would not fairly protect the conversion rights of the holders of the Series A Preferred Stock in accordance with the essential intent and principles of such provisions, then the Board of Directors of the Corporation shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as to protect such conversion rights.

EXHIBIT B

CONVERTIBLE PROMISSORY NOTE

THIS NOTE, AND ANY SECURITIES INTO WHICH THIS NOTE MAY BE CONVERTED, HAVE BEEN AND WILL BE ISSUED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("THE ACT"). SUCH SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

NEW GENERATION HOLDINGS, INC.

Convertible Promissory Note

$753,304.27	December 7, 2005

NEW GENERATION HOLDINGS, INC., a Delaware corporation (hereinafter referred to as "Maker" or the "Company"), for value received, hereby promises to pay to Jacques Mot (the "Payee"), or his assigns, on demand, the aggregate principal amount of Seven Hundred Fifty Three Thousand Three Hundred Four and 27/XX Dollars ($753,304.27) in such coin or currency of the United States of America as at the time of payment shall be legal tender therein for the payment of public and private debts, together with accrued interest, compounded annually (calculated on the basis of the actual number of days elapsed over a year of 360 days), from the date hereof on the unpaid balance of such principal amount, at the rate of ten percent (10%) per annum.

This Convertible Promissory Note (this “Note”) was issued pursuant to a Debt Exchange Agreement among the Company, the Payee and the Company's wholly owned subsidiary , New Generation Plastic, Inc. ("NGP") dated of even date herewith (as amended, restated or modified from time to time, the “Debt Exchange Agreement”).

The principal of and interest on this Note shall be payable by wire transfer of immediately available funds to the account of the Payee of this Note at such banking institution as such Payee designates or, if requested by such Payee, by certified or official bank check payable to the Payee of this Note mailed to such Payee at the address of such Payee as set forth in the Debt Exchange Agreement or such other address as shall be designated in writing by the Payee to the Company.

The outstanding principal and interest under this Note shall be convertible at the option of the Payee at any time after the date of this Note, into: (i) shares of the Company's Series A Preferred Stock, par value $0.001 per share ("NGH Preferred Stock") at a conversion price equal to $1.507 per share; or (ii) shares of NGP's Series A Preferred Stock, par value $0.001 per share ("NGP Preferred Stock" and collectively, with the NGH Preferred Stock, "Preferred Stock") at a conversion price equal to $1.507 per share, subject to the satisfaction of the conditions set forth in Section 2 of the Debt Conversion Agreement. As soon as possible after a conversion has been effected (but in any event within ten (10) days after the surrender of this Note), Maker will (or will cause NGP, as applicable) to deliver to Payee a certificate or certificates representing the number of shares of Preferred Stock issuable by reason of such conversion in such name or names and such denomination or denominations as Payee has specified, together with payment in lieu of any fraction of a share. Payee shall reserve and keep available for issuance (and shall cause NGP to reserve and keep available for issuance) upon the conversion of the Note such number of its authorized but unissued shares of Preferred Stock, as applicable, as will be sufficient to permit the conversion in full of all amounts outstanding under this Note and such shares of Common Stock as will be sufficient to permit the conversion in full of all such Preferred Stock issued upon conversion of this Note, and upon such issuance such shares of Preferred Stock and/or Common Stock will be validly issued, fully paid and nonassessable.

Any of the following events shall constitute an “Event of Default” under this Note:

1.    all or any part of the principal or interest on the Note is not paid when due and payable;

2.    failure of the Maker to observe or perform in any material respect any covenant or agreement of the Maker in this Note or the Debt Exchange Agreement (which failure continues for a period of ten (10) days after notice from Payee to Maker);

3.    filing by the Maker of a petition seeking relief under any provision of any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction, or consenting in writing to the filing of any such petition against it;

4.    the Maker grants, or agrees to grant, any lien or security interest on any of its assets or properties (from and after the date hereof;

5.    making by the Maker of a general assignment for the benefit of its creditors, or admitting in writing its inability to pay, or in fact failure to pay, its debts generally as they become due, or consenting in writing to the appointment of a receiver, conservator, custodian, liquidator or trustee of the Maker, or of all or any part of the assets of the Maker;

6.    appointment of a receiver, conservator, custodian, liquidator or trustee of the Maker or of all or any of its assets by court order, if such order remains in effect for more than thirty (30) days; or entering of an order for relief with respect to the Maker under the U.S. Bankruptcy Code; or filing of a petition against the Maker under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction, if not dismissed within thirty (30) days; or

7.    sale of all or substantially all of the Company's assets other than in connection with the "spinoff" of NGP to its stockholders.

Upon the occurrence and continuation of an Event of Default hereunder, all of the unpaid principal amount of this Note and any accrued interest thereon shall automatically become due and payable, and the Maker hereby waives diligence, presentment, demand, protest and notice of every kind whatsoever. The failure of the Payee to exercise any of its rights hereunder in any particular instance shall not constitute a waiver of the same or of any other right in that or any subsequent instance with respect to the Payee or any subsequent holder.

Upon the failure to make payment of any principal or interest due hereunder, then at the option of Payee and without notice to the Company, all accrued and unpaid interest, if any, shall be added to the outstanding principal balance hereof, and the entire outstanding principal balance, as so adjusted, shall bear interest thereafter until paid at an annual rate equal to the lesser of (i) the rate that is five percentage points (5.0%) in excess of the above-specified interest rate, or (ii) the maximum rate of interest allowed to be charged under applicable law.

Should the indebtedness evidenced by this Note or any part hereof be collected at law or in equity or in bankruptcy, receivership or other court proceedings, or this Note placed in the hands of attorneys for collection, the Company agrees to pay, in addition to principal and interest due and payable hereon, all costs of collection, including reasonable attorneys' fees, incurred by the Payee of this Note in collecting or enforcing this Note.

No extension of the time for payment of the indebtedness evidenced hereby, made by agreement with any person now or hereafter liable for payment of the indebtedness evidenced hereby, shall operate to release, discharge, modify, change or affect the original liability of the Company hereunder or that of any other person now or hereafter liable for payment of the indebtedness evidenced hereby, either in whole or in part, unless the Payee otherwise agrees in writing. No delay by the Payee in exercising any power or right hereunder shall operate as a waiver of any power or right, nor shall any single or partial exercise of any power or right preclude other or further exercise thereof, or the exercise of any other power or right hereunder or otherwise, and no waiver or modification of the terms hereof shall be valid unless set forth in writing by the Payee of this Note and then only to the extent set forth therein.

Any action or exercise of any power or right hereunder requiring the approval of the holders of Notes shall require the written consent of the holders of a majority of the aggregate principal amount of the Notes then outstanding.

The provisions hereof shall be binding upon and inure to the benefit of the Payee of this Note and its successors, assigns, heirs/or personal representatives. This Note may be assigned, in whole or in part, by the Payee or any subsequent Payee hereof without the consent of the Company.

THE COMPANY HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM, WHETHER IN CONTRACT OR TORT, AT LAW OR IN EQUITY, ARISING OUT OF OR IN ANY WAY RELATING TO THIS NOTE.

Maker acknowledges that its failure to effect the conversion of this Note into Preferred Stock, pursuant to the terms of this Note and/or the Debt Exchange Agreement will cause irreparable and continuing damage to the Payee, the extent of which will be difficult or impossible to ascertain, and that the remedies at law for any such breach will be inadequate. Accordingly, Maker hereby agrees that Payee shall be entitled to specific performance with respect to all acts or actions necessary or appropriate to effect the conversion of this Note into Preferred Stock, in accordance with the terms of this Note and/or the Debt Exchange Agreement.

The Maker, from time to time after the date hereof, at the Payee’s request, will execute, acknowledge and deliver to the Payee such other instruments and will take such other actions and execute and deliver such other documents, certifications and further assurances as the Payee may reasonably request in order to carry out the intent and purposes of this Note.

This Note is made and delivered in, and shall be governed by and construed in accordance with, the laws of the State of Delaware without giving effect to the conflicts of laws rules thereof.

[REMAINDER INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed and delivered by its duly authorized officer as of the date first above written.

NEW GENERATION HOLDING, INC.

By:	/s/ Jacques Mot

Name: Jacques Mot Title: President